UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road

Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Changes in Registrant’s Certifying Accountant

On January 14, 2026, the Company’s Audit Committee and Board of Directors approved the proposed appointment of Assentsure PAC (“Assentsure PAC”) as the Company’s independent registered public accounting firm, dismissing the Company’s previous independent public accounting firm, Audit Alliance LLP (“Audit Alliance”), on the same date.

Audit Alliance served as the Company’s independent public accounting firm for the fiscal years ended June 30, 2025, 2024, 2023 and 2022. During the Company’s fiscal year ended June 30, 2025 through the dismissal of Audit Alliance on January 14, 2026, there were no disagreements between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Audit Alliance, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company’s consolidated financial statements for such periods. In addition, Audit Alliance’s reports on the financial statements as of and for the fiscal years ended June 30, 2025, 2024, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended June 30, 2025, 2024, 2023 and 2022 through the dismissal of Audit Alliance on January 14, 2026, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended June 30, 2024 and 2025 and any subsequent interim period prior to engaging Assentsure PAC, neither the Company nor anyone on its behalf consulted Assentsure PAC regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Assentsure PAC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

The Company has provided Audit Alliance with a copy of the disclosures the Company is making in this Current Report on Form 6-K and has filing as Exhibit 99.1 the letter from Audit Alliance stating that Audit Alliance agrees or has no basis to agree or disagree with the disclosures made herein.

Exhibits.

99.1	Letter from Audit Alliance LLP dated January 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: January 26, 2026	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer